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February 29, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	Swiftmerge Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed February 23, 2024

File No. 001-41164

Dear Ms. Gorman:

On behalf of Swiftmerge Acquisition Corp. (the “Company”), we submit this letter providing a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) in a written comment letter on February 28, 2024 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-41164 (the “Preliminary Proxy Statement”). The bold type below is the Staff’s comment and the regular type constitutes the Company’s response thereto.

Preliminary Proxy Statement on Schedule 14A

General

1.

We note that you are seeking to extend your termination date to June 17, 2025, a date which is approximately 42 months from your initial public offering. We also note that you are listed on The Nasdaq Stock Market LLC and that Section IM-5101-2 of the Nasdaq Listing Rules requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to June 17, 2025, does not comply with this rule, or advise, and revise to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Stock Market LLC, and the consequences of any such suspension or delisting. We also note your statements elsewhere in the proxy, including in Proposal No. 3, explaining that you do not believe you need the NTA Requirement and that you intend to rely on being listed on Nasdaq to not be deemed a penny stock issuer. Please revise to reconcile these statements with the issue noted above, and expand your disclosure to clearly discuss the consequences if you are no longer able to rely on being listed on Nasdaq to not be deemed a penny stock issuer.

Los Angeles  New York  Chicago  Nashville  Washington, DC  San Francisco  Beijing  Hong Kong  www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

February 29, 2024 Page 2

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company will include in the “Risk Factor” section of the Definitive Proxy Statement on Schedule 14A that it plans to file with the SEC on or about March 4, 2024 the following risk factor:

The Extension Amendment contemplated by the Extension Amendment Proposal contravenes Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in the Company’s securities or lead the Company to be delisted from Nasdaq.

The Company is listed on the Nasdaq Capital Market. Nasdaq Listing Rule IM-5101-2 (the “Listing Rule”) requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of the registration statement filed in connection with its initial public offering. Since the Company’s IPO registration statement was declared effective by the SEC on December 17, 2021, it is required to complete an initial business combination by December 17, 2024 pursuant to the Listing Rule (the “Nasdaq Deadline”). If the Extension Amendment is approved and the Board exercises its right to extend the life of the Company past December 17, 2024, such extension would extend the life of the Company past the Nasdaq Deadline. The Listing Rule also provides that failure to comply with this requirement will result in the Listing Qualifications Department issuing a Staff Delisting Determination under Rule 5810 to delist the Company’s securities. We cannot assure you that Nasdaq will not suspend or delist the Company’s securities in the event the Extension Amendment Proposal is approved and the Extension Amendment is implemented and the Company does not complete one or more business combinations by the Nasdaq Deadline. Upon receipt of any such delisting letter, the Company will have the option to appeal Nasdaq’s determination. To the extent that the Company receives a delisting letter, the Company intends to appeal the Nasdaq delisting in order to permit the continued listing of the Company on Nasdaq so that the Company can consummate an initial business combination by the Extended Date. We cannot assure you that any such appeal or hearing will be successful. In the event the Company is not successful in its appeal and is delisted from Nasdaq, the only established trading market for its securities would be eliminated and the Company would seek to have its securities quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•  a limited availability of market quotations for our securities;

•  an inability to complete a business combination;

•  reduced liquidity for our securities;

•  a determination that our Class A ordinary shares are a “penny stock” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

February 29, 2024 Page 3

•  a limited amount of news and analyst coverage; and

•  a decreased ability to issue additional securities or obtain additional financing in the future.

*******

In further response to the Staff’s comment, the Company has revised the disclosures on Proposal No. 3 to indicate that if the Company extends beyond the Nasdaq Deadline and Nasdaq suspends or delists the Company’s securities, the Company would not be able to rely on being listed on Nasdaq for purposes of not being deemed a penny stock issuer.

We are also filing with this letter as Exhibit A, the pages that are marked to show changes made since the filing of the Preliminary Proxy Statement on Schedule 14A which address the Staff’s Comment No. 1.

We appreciate your time and attention to the Company’s filing. We hope that this response adequately satisfy the Staff’s comment and concerns. Should you have any questions, please call me at (212) 407-4923.

Sincerely,

/s/ David J. Levine